UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2025__ AND ENDING __12/31/2025__
　　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Beaconsfield Financial Services, Inc.__

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer　　☐ Security-based swap dealer　　☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__160 Technology Drive__
(No. and Street)

__Canonsburg__	__PA__	__15317__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Betty H Rainier__	__724-745-6800__	
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Cropper, an accountancy corporation__
(Name – if individual, state last, first, and middle name)

__2700 Ygnacio Valley Rd., Ste. 270, Walnut Creek, CA 94598__
(Address)　　　　　　　　(City)　　　　　　(State)　　(Zip Code)

__3/4/2009__	__3381__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Betty H Rainier _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Beaconsfield Financial Services, Inc. _____, as of March 31 _____, 2 2026 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Betty H Rainier_

Title: _____
Secretary/treasurer

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Beaconsfield Financial Services, Inc.

Financial Statements
and Supplemental Information

Year Ended
December 31, 2025

Beaconsfield Financial Services, Inc.

Financial Statements
and Supplemental Information

Year Ended
December 31, 2025



CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
of Beaconsfield Financial Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Beaconsfield Financial Services, Inc... as of December 31, 2025, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Beaconsfield Financial Services, Inc. as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Beaconsfield Financial Services, Inc.'s management. Our responsibility is to express an opinion on Beaconsfield Financial Services, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Beaconsfield Financial Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I — Computation of Net Capital and Aggregate Indebtedness, Schedule II — Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to Securities and Exchange Commission Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of Beaconsfield Financial Services, Inc.'s financial statements. The supplemental information is the responsibility of Beaconsfield Financial Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
We have served as Beaconsfield Financial Services, Inc.'s auditor since 2024.
March 31, 2026



CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
of Beaconsfield Financial Services, Inc.

We have reviewed management's statements, included in the accompanying Statement of Exemption from SEC Rule 15c3-3(k)(2)(ii), in which (1) Beaconsfield Financial Services, Inc. (the "Company") claimed exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii) and (2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

(3) The Company is also filing the Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer of its agent and not the Company. The Company did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provisions and with Footnote 74 of the SEC Release No. 34-70073 and their statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions and with Footnote 74 of the SEC Release No. 34-70073. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
March 31, 2026



CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Stockholders
of Beaconsfield Financial, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2025. Management of Beaconsfield Financial, Inc. (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2025, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2025, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
March 31, 2026

Financial Statements

Beaconsfield Financial Services, Inc.

Statement of Financial Condition

December 31, 2025

Assets

Cash and cash equivalents	$	87,753
Accounts receivable		595,216
Deposit with clearing organization		25,000
Securities owned		255,940
Deferred income tax assets		4,000
Prepaid income taxes		5,227
Operating lease ROU asset, net of accumulated operating lease cost of $17,677		45,133
	$	1,018,269

Liabilities and Stockholders' Equity

Liabilities:		
Commissions payable	$	513,804
Accrued expenses		122,501
Payroll taxes payable		3,216
Deferred income tax liabilities		28,000
Operating lease liability		45,133
Total Liabilities		712,654
Stockholders' Equity:		
Common stock, $0.50 par value; 100,000 shares authorized, 38,000 shares issued and outstanding		19,000
Retained earnings		286,615
		305,615
	$	1,018,269

The accompanying notes are an integral part of these financial statements.

Beaconsfield Financial Services, Inc.

Statement of Income

Year Ended
December 31, 2025

Revenues:		
Commission income	$	3,523,537
Other revenues		642
Investment income		8,991
Unrealized gain on securities owned		22,619
		3,555,789
Expenses:		
Operating expenses:		
Commissions, exchange fees, and other clearance expenses		2,406,581
Occupancy and equipment expenses		32,928
Employee compensation and benefits expense		870,275
Technology and communications expense		20,279
Insurance		19,731
Licenses		17,106
Other expenses		176,293
Interest expense		208
Total Expenses		3,543,401
Income Before Income Taxes		12,388
Income Taxes		2,639
Net Income	$	9,749

The accompanying notes are an integral part of these financial statements.

Beaconsfield Financial Services, Inc.

Statement of Changes in Stockholders' Equity

Year Ended
December 31, 2025

	Common Stock Voting	Retained Earnings	Stockholders' Equity
Balance at December 31, 2024	$ 19,000	$ 276,866	$ 295,866
Current year net income	-	9,749	9,749
Balance at December 31, 2025	$ 19,000	$ 286,615	$ 305,615

The accompanying notes are an integral part of these financial statements.

Beaconsfield Financial Services, Inc.

Statement of Cash Flows

Year Ended
December 31, 2025

Increase (Decrease) in Cash and Cash Equivalents:

Cash flows from operating activities:		
Net income	$	9,749
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Deferred income taxes		2,400
Reinvested investment income		(7,941)
Unrealized gain on securities owned		(22,619)
(Increase) decrease in:		
Accounts receivable		(361,827)
Prepaid income taxes		(1,624)
Operating lease ROU asset		31,211
Increase (decrease) in:		
Commissions payable		338,461
Accrued expenses		62,325
Payroll taxes payable		665
Operating lease liability		(31,211)
Net cash provided by operating activities		19,589
Net Increase in Cash and Cash Equivalents		19,589
Cash and Cash Equivalents, beginning of year		68,164
Cash and Cash Equivalents, end of year	$	87,753

Supplemental Information:

Income taxes paid	$	1,863
Interest paid		208
	$	2,071

The accompanying notes are an integral part of these financial statements.

Beaconsfield Financial Services, Inc.

Notes to Financial Statements

Year Ended
December 31, 2025

A. Organization and Nature of Operations

Beaconsfield Financial Services, Inc. (Company) was organized on October 25, 1983 and incorporated under the laws of Pennsylvania. The Company is a non-carrying broker-dealer registered with the Securities and Exchange Commission (SEC) and is headquartered in Canonsburg, Pennsylvania. The Company is a member of the Financial Industry Regulatory Authority (FINRA), and the Securities Investors Protection Corporation (SIPC).

B. Summary of Significant Accounting Policies

The summary of significant accounting policies is presented to assist in understanding these financial statements. The financial statements and notes are representations of management, who is responsible for their integrity and objectivity. The accounting policies used conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of these financial statements.

Method of Accounting. These financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents. Cash consists of deposits with banks and all highly liquid investments, with maturities of three months or less, that are not segregated and deposited for regulatory purposes.

Fully Disclosed Basis. The Company is associated with RBC Correspondent Services, a division of RBC Capital Markets, LLC (RBC) (Clearing Broker), a member of the New York Stock Exchange, Inc., on a fully disclosed basis in connection with the execution and clearance of the securities transactions effected by the Company. In accordance with the Clearing Agreement, the Company is required to provide a clearing deposit in the amount of $25,000 as of December 31, 2025, upon which the Clearing Broker pays interest at prevailing rates. The clearing deposit account is listed separately on the statement of financial condition.

Beaconsfield Financial Services, Inc.

Notes to Financial Statements

Year Ended
December 31, 2025

B. Summary of Significant Accounting Policies (Continued)

Accounts Receivable. Accounts receivable are stated at the amount management expects to collect from outstanding balances. Based on management's assessment of the credit history with its customers having outstanding balances and current relationships with them, and current economic conditions, it has concluded that credit losses on balances outstanding at year end will be immaterial.

Commissions Payable. A substantial portion of commission revenue is ultimately paid to registered representatives. An estimate for commissions payable is recorded based upon payout ratios for each product for which there is accrued commission revenue. Such amounts are recorded as commission expense.

Securities Owned. The Company carries securities primarily to help meet its net capital requirement under the Securities Exchange Act. Equity securities with readily determinable fair values are reported in accordance with FASB ASC 820, *Fair Value Measurement,* based upon quoted market prices. Equity securities with no readily available market are carried at cost. The change in unrealized gains and losses are reported in earnings. Realized gains and losses are computed based on specific identification of the securities sold.

Capitalization and Depreciation. Fixed assets, in excess of $5,000 are recorded at acquisition cost and depreciated over the estimated useful lives of the related assets using the straight-line method and accelerated cost recovery system for financial and tax reporting, respectively.

Advertising. The Company expenses the cost of advertising as incurred. There was no advertising expense for the year ended December 31, 2025.

Compensated Absences. The Company has a vacation policy allowing for paid time off based on years of service. The vacation policy does not allow for the accumulation or carryover of unused vacation to future periods. Accordingly, the Company recognizes the costs of compensated absences when actually paid to employees and has not accrued a liability for unused vacation time at December 31, 2025.

Beaconsfield Financial Services, Inc.

Notes to Financial Statements

Year Ended
December 31, 2025

B. Summary of Significant Accounting Policies (Continued)

Income Taxes. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred income taxes are recognized for differences between the basis of asset and liabilities for financial statement and income tax purposes. Deferred income taxes are also recognized for net operating loss carryforwards that are available to offset future taxable income.

Leases. The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases.* The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. Lease cost associated with short-term leases is recognized on a straight-line basis over the lease term.

The Company made an accounting policy election by class of underlying asset, for computers and other office equipment, to account for each separate lease component of a contract and its associated non-lease components (lessor-provided maintenance) as a single lease component.

C. Related Party Transactions

Summit Advisors LLC is an investment advisory firm that has common ownership and utilizes the same employees and office space as the Company. Transactions between the two companies are limited to reimbursement of shared expenses and amounted to $12,500 for the year ended December 31, 2025. As of December 31, 2025 no amounts were owed between the two companies

Beaconsfield Financial Services, Inc.

Notes to Financial Statements

Year Ended
December 31, 2025

D. Revenue From Contracts With Customers

Significant Judgments. Revenue from contracts with customers includes commission income. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions

Brokerage Commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Distribution Fees. The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distributions fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distributions fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods. There is an immaterial difference between current and prior periods.

Beaconsfield Financial Services, Inc.

Notes to Financial Statements

Year Ended
December 31, 2025

D. Revenue From Contracts With Customers (Continued)

Disaggregated Revenue From Contracts With Customers

The following table represents revenue by major source:

Commission Income:	
Brokerage commissions	$ 1,823,289
Distribution fees	1,700,248
	$ 3,523,537

Receivables from contracts with customers amounted to $595,216 and $233,389 for the years ended December 31, 2025 and 2024, respectively.

E. Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. Financial instruments that potentially subject the Company to credit risk include securities owned. Management periodically evaluates the quality of these investments.

The Company maintains its cash in bank deposit accounts at a high quality financial institution. The balances, at times, may exceed federally insured limits. At December 31, 2025, the Company did not exceed the insured limit.

F. Pension Plan

The Company has a SEP retirement plan which covers all of its employees that have achieved three continuous years of employment. Total pension expense amounted to $104,138 for the year ended December 31, 2025.

G. Subsequent Events

The Company has evaluated subsequent events through March 31, 2026, which is the date the financial statements were available to be issued. Management noted no events requiring disclosure or recognition.

Beaconsfield Financial Services, Inc.

Notes to Financial Statements

Year Ended
December 31, 2025

H. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15-c3-1), which requires the Company to maintain minimum net capital equal to the greater of $50,000 or 6 2/3 of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2025, the Company had net capital of $230,002, which was $180,002 in excess of its required net capital of $50,000. The Company's net capital ratio was 2.90 to 1.

Pursuant to Rule 17a-5, the Company is required to file a computation of net capital as of the audit date. Rule 17a5(d)(4) requires reporting on any material differences between the audited computation and the Company's computation. At December 31, 2025 there were no material differences.

I. Securities Owned

Cost and fair value of marketable securities owned classified by the Company are as follows:

Cost basis	$	153,308
Gross unrealized gains - prior year		80,013
Gross unrealized gains - current year		22,619
Fair value	$	255,940

J. Income Taxes

The Company accounts for deferred taxes using the asset and liability method. The objective of the asset and liability method is to establish deferred tax assets and liabilities for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. The asset and liability as computed for these financial statements assumes that the enacted tax rates and regulations will be in effect for the year the temporary differences reverse. Accordingly, adjustments to the asset and liability will be necessary in the future should the tax laws change.

Beaconsfield Financial Services, Inc.

Notes to Financial Statements

Year Ended
December 31, 2025

J. Income Taxes (Continued)

For Federal and state income tax purposes, the Company has net operating loss carryforwards of approximately $8,500 and $29,000, respectively, that may be offset against future taxable income. The Company estimates that the entire amount of both of these net operating loss carryforwards will be utilized. At December 31, 2025, deferred income tax assets of $4,000 have been recognized. Deferred tax liabilities of $28,000 have been recognized for unrealized gains on securities owned.

Current standards require companies to recognize, measure, present, and disclose uncertain tax positions that have been or are expected to be taken. As such, financial statements will reflect expected future tax consequences of uncertain tax positions presuming the tax authorities' full knowledge of the position and all relevant facts. It is the Company's policy not to take uncertain tax positions. The Company's federal and state income tax returns are subject to possible examination by the taxing authorities until expiration of the related statutes of limitations on those tax returns. As of December 31, 2025, the Company's open audit periods are 2022 through 2025 for both federal and state purposes. In evaluating the Company's tax provisions and accruals, future taxable income, and the reversal of temporary differences, interpretations and tax planning strategies are considered. The Company believes their estimates are appropriate based on current facts and circumstances.

Differences in total income tax expense and the amount of income tax that would result from applying statutory rates to pretax income are due to permanent differences, including meals and entertainment and dividends received deduction along with a change in the state corporate income tax rate.

The provision for income taxes in the statement of income for the year ended December 31, 2025, consists of the following components:

Current:		
Federal	$	344
State		(105)
		239
Deferred:		
Federal		2,000
State		400
		2,400
	$	2,639

Beaconsfield Financial Services, Inc.

Notes to Financial Statements

Year Ended
December 31, 2025

K. Lease Commitments

The Company leases office space under a noncancellable operating lease, which was extended for an additional two-year term beginning in May 2025 and provides for monthly lease payments of $2,744. For the year ended December 31, 2025, operating lease cost under this lease amounted to $32,928. The Company classified this lease as an operating lease. The Company's lease does not include termination options for either party to the lease or restrictive financial or other covenants.

Amounts reported in the statement of financial condition as of December 31, 2025 are as follows:

Operating lease:
Operating lease ROU asset	$	45,133
Operating lease liability		(45,133)

Other information related to the operating lease as of December 31, 2025 is as follows:

Supplemental cash flow information:
Cash paid for amounts included in the measurement of lease liabilities:

Operating cash flow from operating leases	$	32,928

During 2025, the Company obtained a right of use asset in exchange for an operating lease obligation in the amount of $62,809.

The discount date on the operating lease is 5.66% for 2025.

The remaining lease term on the operating lease is 17 months at December 31, 2025.

Maturities of lease liability under noncancellable operating lease as of December 31, 2025 are as follows:

2026	$	32,928
2027		13,720
Total undiscounted lease payments		46,648
Less imputed interest		1,515
Total lease liability	$	45,133

Beaconsfield Financial Services, Inc.

Notes to Financial Statements

Year Ended
December 31, 2025

L. Fair Value Measurements

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data. There were no transfers in or out of Level 3 during the year ended December 31, 2025.

The following table presents the Company's fair value hierarchy for those securities measured at fair value on a recurring basis as of December 31, 2025:

	Fair Value	Level 1	Level 2	Level 3
Securities owned:				
Mutual funds	$ 158,810	$ 158,810	$ -	$ -
Domestic equities	97,130	97,130	-	-
	$ 255,940	$ 255,940	$ -	$ -

Beaconsfield Financial Services, Inc.

Notes to Financial Statements

Year Ended
December 31, 2025

M. Segment Reporting

The Company follows Accounting Standards Update 2023-07 - Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures ("ASU 2023-07), which expands reportable segment information by requiring companies to disclose, on an annual and interim basis, significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker ("CODM") and included within each reported measure of a segment's profit or loss. ASU 2023-07 also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM makes decisions about allocating resources to segments and evaluating performance.

Beaconsfield Financial Services, Inc. conducts its business activities and reports financial results as a single reportable brokerage services segment. The CODM, the President, makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. Additionally, the President (CODM) uses excess net capital (see Note H) which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to maintain profits or pay distributions. The company's operations constitute a single operating segment therefore, a single reportable segment, because the President (CODM) manages the business activities using information of the company as a whole. The nature of business and accounting policies of the brokerage services segment are the same as described in the description of business and summary of significant accounting policies notes.

Supplemental Information

Beaconsfield Financial Services, Inc.

Schedule I Computations of Net Capital
and Aggregate Indebtedness

Year Ended
December 31, 2025

Net Capital:		
Total stockholders' equity	$	305,615
Deductions:		
Accounts receivable		34,442
Prepaid Income taxes		5,227
Deferred income tax asset		4,000
Total non-allowable assets		43,669
Other Deductions		209
Net Capital Before Haircuts on Security Positions		261,737
Haircuts on Securities:		
Other securities		24,450
Undue concentrations		7,285
Total Haircuts on Securities		31,735
Net Capital		230,002
Net Capital Requirements		50,000
Net Capital in Excess of Minimum Requirements	$	180,002
Aggregate Indebtedness	$	667,521
Ratio of Aggregate Indebtedness to Net Capital		2.90

Pursuant to Rule 17a-5(d)(4), there is no material difference between the above computation and that reported by the Company in the Part IIA (Unaudited) FOCUS report as of December 31, 2025.

See Report of Independent Registered Public Accounting Firm.

Beaconsfield Financial Services, Inc.

Schedule II Computation for Determination of Reserve Requirements
and Information Relating to Possession or Control Requirements
Pursuant to Securities and Exchange Commission Rule 15c3-3

Year Ended
December 31, 2025

The Company claims exemption (k)(2)(ii) from rule 15c3-3 of the Securities and Exchange Commission and for other business activities contemplated by Footnote 74 of SEC Release No. 34-70073 as a limited business, engaged in the sale of securities and various other financial products such as mutual funds, variable annuities and life insurance policies. The Company does not carry securities for customers or perform custodial functions relating to customer securities.

See Report of Independent Registered Public Accounting Firm.



Beaconsfield Financial Services, Inc.

Southpointe Business Park
160 Technology Drive, Suite 101
Canonsburg, PA 15317
724-745-6800 • Fax: 724-745-6886
BeaconsfieldFinancial.com • Member: FINRA & SIPC

Beaconsfield Financial Services, Inc.

Statement of Exemption from

SEC Rule 15c3-3(K)(2)(ii)

Beaconsfield Financial Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 CFR § 240.17a-5 (d) (1) and (4).

1. The Company claimed exemption from 17 CFR § 240.15c3-3 under the following provisions of 17 CFR § 240.15c3-3 (k) (2) (ii).

2. The Company met the identified exemption provisions in 17 C. F. R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

3. The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 the SEC Release No. 34-70073 adopting amendments to 17 CFR § 240 17a-5 are limited to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not the Company. The Company did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal without exception.

I, Betty H. Rainier, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Betty H Rainier

Betty H. Rainier

Title: Secretary/Treasurer
March 31, 2026